K KW 3/11/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14046634

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8 - 25065 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PlanMember Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6187 Carpinteria Avenue
(No. and Street)

| Carpinteria | California | 93013 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Kemble, Chief Financial Officer — (805) 684-1199
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

| 9171 Wilshire Boulevard, 5th Floor | Beverly Hills | California | 90210 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/18/14

# OATH OR AFFIRMATION

I, Bill Kemble, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PlanMember Securities Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP | CFO

Title

Notary Public

State of California County of Santa barbara
Subscribed and sworn to (or affirmed)
Before me on this 25 day of Feb, 2014, by William Kemble
~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature

(Seal)

KIMBERLY C. WILKES
Commission # 1971056
Notary Public - California
Santa Barbara County
My Comm. Expires Mar 30, 2016

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PLANMEMBER SECURITIES CORPORATION

## CONTENTS

Rothstein Kass
Powered by Trust™

9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
310.273.2770
www.rkco.com

# INDEPENDENT AUDITORS' REPORT

To PlanMember Securities Corporation

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PlanMember Securities Corporation as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 25, 2014

# PLANMEMBER SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION

December 31, 2013

| | |
|---|---|
| **ASSETS** | |
| **Cash and cash equivalents** | $ 3,056,738 |
| **Cash segregated for the benefit of customers** | 5,429,518 |
| **Accounts receivable** | 9,669,373 |
| **Intangible asset, net** | 470,238 |
| **Other assets** | 172,484 |
| | $ 18,798,351 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities** | |
| Commissions payable | $ 5,843,131 |
| Payable to customers | 5,429,518 |
| Due to affiliate | 286,228 |
| Income taxes payable to Parent | 769,902 |
| Total liabilities | 12,328,779 |
| **Stockholder's equity** | |
| Common stock, $0.01 par value, 2,000 shares authorized; 1,000 shares issued, and outstanding | 10 |
| Additional paid-in capital | 1,586,534 |
| Retained earnings | 4,883,028 |
| Total stockholder's equity | 6,469,572 |
| | $ 18,798,351 |

*See accompanying notes to financial statement.*

# PLANMEMBER SECURITIES CORPORATION

## NOTES TO FINANCIAL STATEMENT

### 1. Nature of business and summary of significant accounting policies

***Nature of Business***

PlanMember Securities Corporation (the "Company"), a wholly-owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a corporation organized under the laws of the state of California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). All equity securities transactions of the Company and its customers are executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds, or annuities. The Company earns advisory fees by providing managed portfolio asset allocation services, and administrative fees for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation ("PSC"), a wholly-owned subsidiary of the Parent.

***Basis of Presentation***

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 25, 2014. Subsequent events have been evaluated through this date.

***Cash Equivalents***

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

***Cash Segregated for the Benefit of Customers***

As of December 31, 2013, cash of $5,429,518 was segregated in a special account for the benefit of customers under Rule 15c3-3 (k)(2)(i) of the SEC. This balance represents funds in the process of customers' financial transactions.

***Revenue Recognition***

Securities transactions and the related revenues are recorded on a trade-date basis. Commissions, advisory, and administrative fees are recognized as income during the period when the related services are rendered. Commissions are earned for the sale of securities and for providing marketing services to mutual funds (12b-1 fees). Advisory fees are earned by providing portfolio asset allocation services. Administrative fees are received for client processing services and shareholder assistance.

## 1. Nature of business and summary of significant accounting policies (continued)

### *Intangible Asset*

Intangible assets consist of the value allocated to customer contracts and relationships associated with the Company's acquisition of the assets of Veritrust Financial, LLC in August 2013. The company performs an impairment test annually or more frequently if impairment indicators arise. The intangible asset is amortized using the straight-line method over its estimated useful life of seven years.

### *Income Taxes*

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. If applicable, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities and valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires judgment in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority. At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company files a consolidated income tax return with its Parent in the U.S. federal and various state jurisdictions. Generally, the Parent's tax return is no longer subject to income tax examinations by major taxing authorities for years before 2010. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

### *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 2. Net capital requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was $2,000,608, which was $1,178,689 in excess of its minimum requirement of $821,919.

### 3. Income taxes

The provision for income taxes consists of current federal income taxes in the amount of $600,279 and current state and local income taxes in the amount of $169,623. The Company has not provided for a provision for deferred income taxes as there are no temporary differences between the carrying amounts and the tax bases of assets and liabilities as of December 31, 2013 for which there are expected future tax consequences.

### 4. Concentration of credit risk

In the normal course of business, the Company's customer activities involve the execution and settlement of transactions in various securities. These activities may expose the Company to off-balance sheet risk in the event that the customer is unable to fulfill its contracted obligations.

The Company maintains its cash balances in financial institutions that, at times, may exceed federally insured limits.

### 5. Intangible asset

Intangible asset and accumulated amortization at December 31, 2013 are as follows:

| | | |
|---|---|---|
| Customer relationships | $ | 500,000 |
| Less accumulated amortization | | (29,762) |
| | $ | 470,238 |

Amortization expense for the year ended December 31, 2013 is $29,762, which is included in other expenses on the statement of operations. Estimated future amortization is as follows:

| | | |
|---|---|---|
| Year ending December 31, | | |
| 2014 | $ | 71,429 |
| 2015 | | 71,429 |
| 2016 | | 71,429 |
| 2017 | | 71,429 |
| 2018 | | 71,429 |
| Thereafter | | 113,093 |
| | $ | 470,238 |

## 6. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, promptly transmits any customer funds and customer securities to the clearing broker-dealer, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker-dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers and dealers.

## 7. Commitments and contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

## 8. Related party transactions

Pursuant to an Intercompany Services and Facilities Agreement, the Company pays PSC a monthly administrative fee which covers the use of facilities, personnel, systems, recordkeeping, and marketing services. Total expense under this agreement for the year ended December 31, 2013 was $15,691,925, which represents approximately 89% of the Company's operating income. At December 31, 2013, the Company owed PSC $286,228. Such amount is non-interest bearing and payable upon demand.